Mail Stop 3561

June 3, 2009

Via U.S. Mail and Facsimile

Christine Koenemann
President and Chief Financial Officer
Westbridge Research Group
1260 Avenida Chelsea
Vista, California 92081

> RE: Westbridge Research Group
>   Form 10-KSB for the fiscal year ended November 30, 2008
>
>   **File No. 002-92261**

Dear Ms. Koenemann:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2008

Item 8A. Controls and Procedures

1. We note that the Company has not included Management's Report on Internal Control Over Financial Reporting in its Annual Report on Form 10-KSB as required by Item 8.A of From 10-KSB and Item 308 of Regulation S-B. Since you filed an annual report for the prior fiscal year, it appears you are required to include this report in your Annual Report on Form 10-KSB.

   If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In completing your evaluation, you may find the following documents helpful:

   - The Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - The Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at : http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - The "Sarbanes-Oxley Section 404   A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure required by Item 307 of Regulation S-B as appropriate. In this regard, the failure to perform or complete the report does generally impact the conclusion regarding the effectiveness of your disclosure controls and procedures, accordingly.

2. We note the disclosure indicating that based on their evaluation <u>as of a date within 90 days of the filing of the Annual Report on Form 10-KSB</u>, the Company's principal executive officer and principal financial officer, concluded that the Company's disclosures controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 are effective to ensure that information required to be disclosed by the Company in reports that if files or

submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Please note that both Item 307 of Regulation S-B and Item 307 of S-K provide that such evaluation should be completed <u>as of the end of the period covered by the report</u> rather than as of a date within 90 days of the filing of such report. Please revise future filings to comply with the requirements outlined in Item 307 of Regulation S-B and Item 307 of Regulation S-K, as applicable.

<u>Financial Statements</u>

<u>Consolidated Statement of Cash Flows, page F-6</u>

3. Reference is made to the receipts of long-term accounts receivable of $90,500 under cash flows from financing activities. In this regard, based on the nature and origination of the long-term accounts receivable as disclosed in Note 4 to your financial statements, it would appear that the cash flow activities associated with this long-term accounts receivable do not meet the classification criteria of cash flows from financing activities as outlined in paragraph 19 and 20 of SFAS No. 95, but rather appears to be more in line with that of cash flows from operating activities as prescribed by paragraph 21, 22 and 23 of SFAS No. 95. Please revise or advise us of the basis for the presentation of these cash flows as cash flows from financing activities.

<u>Note 3 – Inventories, page F-13</u>

4. We note from your consolidated balance sheets and note 3 to your financial statements that inventories increased from $426,630 at November 30, 2007 to $798,247 at November 30, 2008. In this regard, please revise your MD&A to explain and provide us with the reasons why inventories increased by approximately 87% year over year, while total sales decreased by approximately 36% in 2008 compared to 2007. Please quantify and disclose the nature of the increase (i.e. higher prices or inventory quantities on hand), and how these factors were considered in establishing your inventory reserves at November 30, 2008. Also, we note from your disclosure on page 12 that the primary reason for the 2008 sales decrease was due to the loss of an organic nitrogen product, caused by the fact that the product was out of compliance and was delisted as an approved input under USDA NOP in November of 2007. In this regard, please provide us with the inventory amount and value of this organic nitrogen product that is stated on your balance sheet as of November 30, 2008. Additionally, please provide us with the dollar amount associated with, and the method(s) and assumptions used in estimating the net realizable value of this organic nitrogen product. Finally, please tell us if you recognized any write-downs of inventory to fair market or net realizable value for this organic nitrogen product. We may have further comment upon receipt of your response.

Note 12 – Income Taxes, page F-19

5. We note the presentation of the line item "True up of tax basis in fixed assets" in the dollar amount of $151,700 in the reconciliation of the Company's federal statutory rate to its effective tax rate as of November 30, 2008. Please tell us and explain in further detail in the notes to your financial statements the specific nature of this reconciling item. Your response should also explain why you believe this adjustment is appropriately reflected in the current period tax expense rather than in that for prior periods. We may have further comment upon receipt of your response.

Exhibit 31.1

6. Reference is made to the certification of Principle Executive and Financial Officer (Section 302 Certification). Please revise this certification to include the exact language prescribed in Item 601(b) (31) of Regulation S-B.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Christine Koenemann, President, and Chief Financial Officer
                (760) 599-6965